OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067

November 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Dorrie Yale

Re:    OptiNose, Inc.
Registration Statement on Form S-3
Filed November 1, 2018
File No. 333-228122
Request for Acceleration of Effective Date

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OptiNose, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on November 13, 2018, at 4:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

OptiNose, Inc.

By:     /s/ Michael F. Marino
Name:     Michael F. Marino

Title:	Chief Legal Officer and Corporate Secretary